# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cross Country Healthcare Inc, CIK 0001141103
CUSIP: 227483104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6551 Park of Commerce Boulevard, N.W., Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 12/04/2025
Amends the filing with accession number 0001104659-24-130738
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois (IL), 60201, 847-905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,815,542; sole dispositive power 0; shared dispositive power 1,815,542; aggregate amount beneficially owned 1,815,542 (5.54% of the class)
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,815,542; sole dispositive power 0; shared dispositive power 1,815,542; aggregate amount beneficially owned 1,815,542 (5.54% of the class)
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,815,542; sole dispositive power 0; shared dispositive power 1,815,542; aggregate amount beneficially owned 1,815,542 (5.54% of the class)
- David J. Snyderman (CIK 0001953511): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,815,542; sole dispositive power 0; shared dispositive power 1,815,542; aggregate amount beneficially owned 1,815,542 (5.54% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Cross Country Healthcare Inc
Address of issuer's principal executive offices: 6551 Park of Commerce Boulevard, N.W., Boca Raton, Florida (FL), 33487

## Item 2. Identity and Background
Name of person filing:
The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), Magnetar Capital Partners LP, a Delaware limited partnership ("Magnetar Capital Partners"), Supernova Management LLC, a Delaware limited liability company ("Supernova Management"), and David J. Snyderman ("Mr. Snyderman") (collectively, the "Reporting Persons").

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd ("PRA Master Fund"); (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, ("Systematic Master Fund"); (iii) Magnetar Relative Value Master Fund Ltd, ("Relative Value Master Fund"); all Cayman Islands exempted companies and (iv) two Managed Accounts for the client of Magnetar Asset Management LLC ("the Managed Account"), collectively (the "Funds").

Magnetar Financial is a Securities and Exchange Commission ("SEC") registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The administrative manager of Supernova Management is Mr. Snyderman.

Magnetar Asset Management LLC ("Magnetar Asset Management") is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.
Residence or business address: The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Present principal occupation or employment: Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
Since the filing of the Schedule 13D Amendment 1 on January 6, 2025, the Reporting Persons sold 658,789 Shares between December 2, 2025 and December 5, 2025 reported herein, which consists of 406,622 Shares sold for the benefit of PRA Master Fund, 173,476 Shares sold for the benefit of Systematic Master Fund, 38,590 Shares sold for the benefit of Relative Value Master Fund and 40,101 Shares sold for the benefit of two Managed Accounts.

Each of the Reporting Persons reserves the right to acquire or dispose additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Company reported in their Schedule 14A Proxy Statement filed October 27, 2025, that 32,759,952 shares were outstanding as of October 14, 2025.

As of the close of business December 5, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,815,542 Shares, which consisted of (i) 1,119,341 Shares held for the benefit of PRA Master Fund, (ii) 477,940 Shares held for the benefit of Systematic Master Fund, (iii) 106,515 Shares held for the benefit of Relative Value Master Fund, and (iv) 111,746 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.54% of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the close of business December 5, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,815,542 Shares, which consisted of (i) 1,119,341 Shares held for the benefit of PRA Master Fund, (ii) 477,940 Shares held for the benefit of Systematic Master Fund, (iii) 106,515 Shares held for the benefit of Relative Value Master Fund, and (iv) 111,746 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.54% of the Shares.
Transactions in the class effected during the past sixty days:
Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

On December 4, 2025, Cross Country Healthcare Cross Country Healthcare, Inc. announced the termination of its Agreement and Plan of Merger with Aya Holdings II Inc., a Delaware corporation, Spark Merger Sub One Inc., a Delaware corporation and a wholly owned subsidiary of Parent. In connection with the termination of the Merger Agreement, Aya Healthcare is required to pay Cross Country Healthcare a termination fee of $20 million.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of December 8, 2025, among the Reporting Persons.

99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on December 8, 2025.

99.3 Schedule A, dated as of December 8, 2025.

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, GP of Magnetar Capital Partners LP, its Sole Member (12/08/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, its General Partner (12/08/2025)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (12/08/2025)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman (12/08/2025)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member BY: Supernova Management LLC, its General Partner

MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner